Exhibit 99.1

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2015	December 31 2016
Assets
Current assets:
Cash and cash equivalents (note 13)	$545.3	$557.2
Accounts receivable (note 6)	681.0	790.5
Inventories (note 7)	794.6	890.6
Income taxes receivable	10.4	5.4
Assets classified as held-for-sale	27.4	28.9
Other current assets (note 5)	65.3	73.9
Total current assets	2,124.0	2,346.5

Property, plant and equipment	314.6	302.7
Goodwill	19.5	23.2
Intangible assets	30.4	25.5
Deferred income taxes	40.1	36.4
Other non-current assets	83.4	88.0
Total assets	$2,612.0	$2,822.3

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 5 & 8)	$29.1	$56.0
Accounts payable	801.4	876.9
Accrued and other current liabilities	257.7	261.7
Income taxes payable	25.0	32.4
Current portion of provisions	20.2	18.7
Total current liabilities	1,133.4	1,245.7

Long-term portion of borrowings under credit facility and finance lease obligations (notes 5 & 8)	250.6	188.7
Pension and non-pension post-employment benefit obligations	83.2	86.0
Provisions and other non-current liabilities	28.0	28.3
Deferred income taxes	25.8	34.8
Total liabilities	1,521.0	1,583.5

Equity:
Capital stock (note 9)	2,093.9	2,048.2
Treasury stock (note 9)	(31.4)	(15.3)
Contributed surplus	846.7	862.6
Deficit	(1,785.4)	(1,632.0)
Accumulated other comprehensive loss	(32.8)	(24.7)
Total equity	1,091.0	1,238.8
Total liabilities and equity	$2,612.0	$2,822.3

Contingencies (note 14)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
Revenue	$1,514.9	$1,623.7	$5,639.2	$6,016.5
Cost of sales (note 7)	1,413.6	1,511.8	5,248.1	5,588.9
Gross profit	101.3	111.9	391.1	427.6
Selling, general and administrative expenses (SG&A)	51.8	53.2	207.5	211.1
Research and development	6.5	6.7	23.2	24.9
Amortization of intangible assets	2.3	2.5	9.2	9.4
Other charges (note 11)	14.3	25.8	35.8	25.5
Earnings from operations	26.4	23.7	115.4	156.7
Refund interest income (note 14)	—	(8.3)	—	(14.3)
Finance costs	2.6	2.7	6.3	10.0
Earnings before income taxes	23.8	29.3	109.1	161.0
Income tax expense (recovery) (note 12):
Current	14.7	9.4	38.7	14.2
Deferred	(3.0)	(1.0)	3.5	10.5
	11.7	8.4	42.2	24.7
Net earnings for the period	$12.1	$20.9	$66.9	$136.3

Basic earnings per share	$0.08	$0.15	$0.43	$0.96

Diluted earnings per share	$0.08	$0.15	$0.42	$0.95

Shares used in computing per share amounts (in millions):
Basic	143.1	140.9	155.8	141.8
Diluted	145.2	143.4	157.9	143.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
Net earnings for the period	$12.1	$20.9	$66.9	$136.3
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings (loss):
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 10)	(7.0)	17.1	(7.0)	17.1
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.3)	(2.6)	(1.7)	—
Changes from derivatives designated as hedges	8.5	(10.6)	(6.1)	8.1
Total comprehensive income for the period	$13.3	$24.8	$52.1	$161.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 9):
Issuance of capital stock	12.6	—	(8.7)	—	—	3.9
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock for stock-based plans	—	(28.9)	—	—	—	(28.9)
Stock-based compensation and other	—	18.9	20.5	—	—	39.4
Total comprehensive income:
Net earnings for the period	—	—	—	66.9	—	66.9
Other comprehensive loss, net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(7.0)	—	(7.0)
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Changes from derivatives designated as hedges	—	—	—	—	(6.1)	(6.1)
Balance — December 31, 2015	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 9):
Issuance of capital stock	6.4	—	(2.3)	—	—	4.1
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Purchase of treasury stock for stock-based plans	—	(18.2)	—	—	—	(18.2)
Stock-based compensation and other	—	34.3	0.4	—	—	34.7
Total comprehensive income:
Net earnings for the period	—	—	—	136.3	—	136.3
Other comprehensive income, net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (note 10)	—	—	—	17.1	—	17.1
Changes from derivatives designated as hedges	—	—	—	—	8.1	8.1
Balance — December 31, 2016	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
Cash provided by (used in):
Operating activities:
Net earnings for the period	$12.1	$20.9	$66.9	$136.3
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	17.8	20.3	68.3	75.6
Equity-settled stock-based compensation	10.8	10.4	37.6	33.0
Other charges	12.6	19.0	16.3	21.2
Finance costs, net of refund interest income	2.6	(5.6)	6.3	(4.3)
Income tax expense	11.7	8.4	42.2	24.7
Other	(8.7)	(2.2)	(17.5)	(1.1)
Changes in non-cash working capital items:
Accounts receivable	(37.3)	(69.7)	12.5	(104.6)
Inventories	54.1	45.5	(75.6)	(89.5)
Other current assets	(2.5)	7.5	38.2	(5.3)
Accounts payable, accrued and other current liabilities and provisions	34.1	(11.1)	28.8	75.4
Non-cash working capital changes	48.4	(27.8)	3.9	(124.0)
Net income tax refund (paid), including related interest (note 14)	(15.3)	44.1	(27.7)	11.9
Net cash provided by operating activities	92.0	87.5	196.3	173.3

Investing activities:
Acquisition (note 4)	—	(14.9)	—	(14.9)
Purchase of computer software and property, plant and equipment	(16.0)	(17.9)	(62.8)	(64.1)
Proceeds from sale of assets	0.6	0.1	2.8	1.0
Deposit on anticipated sale of real property	—	—	11.2	—
Advances to solar supplier (note 5)	(1.2)	—	(29.5)	—
Repayments from solar supplier (note 5)	3.0	3.0	3.0	14.0
Net cash used in investing activities	(13.6)	(29.7)	(75.3)	(64.0)

Financing activities:
Borrowings under credit facility (note 8)	—	—	275.0	40.0
Repayments under credit facility (note 8)	(6.3)	(31.3)	(12.5)	(75.0)
Finance lease payments (note 8)	—	(1.0)	—	(4.5)
Issuance of capital stock (note 9)	0.8	0.8	3.9	4.1
Repurchase of capital stock for cancelation (note 9)	(0.2)	—	(370.4)	(34.3)
Purchase of treasury stock for stock-based plans (note 9)	(20.7)	(8.7)	(28.9)	(18.2)
Finance costs paid	(2.4)	(2.4)	(7.8)	(9.5)
Net cash used in financing activities	(28.8)	(42.6)	(140.7)	(97.4)

Net increase (decrease) in cash and cash equivalents	49.6	15.2	(19.7)	11.9
Cash and cash equivalents, beginning of period	495.7	542.0	565.0	545.3
Cash and cash equivalents, end of period	$545.3	$557.2	$545.3	$557.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivered innovative supply chain solutions globally to customers in the following end markets during 2016: Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage. Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2016 and our financial performance, comprehensive income and cash flows for the three months and full year ended December 31, 2016.

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on January 26, 2017.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2015 annual audited consolidated financial statements, except as described below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the fourth quarter of 2016 from those described in the notes to our 2015 annual audited consolidated financial statements, other than changes to estimates and assumptions related to our solar panel manufacturing business resulting from our decision to exit such business.  See note 11. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our business.  Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard will materially impact our consolidated financial statements. However, the extent of the financial impacts cannot be reasonably estimable until we complete our detailed analysis during 2017.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 16, Leases:

In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
Communications	38%	44%	40%	42%
Consumer	3%	2%	3%	2%
Diversified	30%	27%	29%	30%
Servers	10%	8%	10%	8%
Storage	19%	19%	18%	18%

Our diversified end market for 2016 was comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment.

Customers:

For the fourth quarter and full year 2016, we had two customers (Cisco Systems and Juniper Networks) that individually represented more than 10% of total revenue (fourth quarter and full year 2015 — three customers (Cisco Systems, IBM and Juniper Networks). Cisco Systems accounted for 19% of total revenue in 2016 (2015 — 16%) and Juniper Networks accounted for 11% of total revenue for 2016 (2015 — 12%).

4.             ACQUISITION:

In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) for a cash purchase price of $14.9. Karel is a Mexico-based manufacturing services company that specializes in complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining, serving primarily aerospace and defense customers. As part of the acquisition, we acquired net working capital of $10.0, capital equipment and other assets of $1.2, and goodwill of $3.7, representing the specialized knowledge of the acquired workforce and expected synergies. Approximately two-thirds of the goodwill is tax deductible. We expensed integration and acquisition-related transaction costs totaling $1.4 in other charges in our consolidated statement of operations.

The acquisition did not have a significant impact on our consolidated results of operations in 2016.

Pro forma disclosure: Revenue and net earnings for the period would not have been materially different had the acquisition occurred at the beginning of the year.

5.             SOLAR INVESTMENTS

In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier) to help secure our solar cell supply. This agreement had an initial term of three and a half years. As a result of the continued and expected prolonged volatility in the solar panel market, and since we no longer expect to generate reasonable returns, we made a decision in the fourth quarter of 2016 to exit the solar panel manufacturing business (see note 11(a)). The agreement with the Solar Supplier was also terminated early. The advances we made to the Solar Supplier under the supply agreement which remain unpaid are anticipated to continue to be repaid through quarterly repayment installments during 2017 (notwithstanding the early termination of this agreement).  As of December 31, 2016, advances of $12.5 remain recoverable from the Solar Supplier, which we have recorded as other current assets on our consolidated balance sheet. In addition, as of December 31, 2016, we have $13.1 in accounts receivable due from the Solar Supplier.

In April 2015, we entered into five-year lease agreements, expiring in April 2020, pursuant to which we leased $19.3 of manufacturing equipment for our solar operations in Asia. These leases qualify as finance leases under IFRS and require quarterly lease payments which commenced in January 2016. As of December 31, 2016, our remaining solar lease obligations totaled $15.3,

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

which we have recorded as current liabilities on our consolidated balance sheet as we intend to terminate and settle these leases in 2017. See note 8.

6.             ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and a short-term rating of A-2 or above at December 31, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2018 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2016, $50.0 of accounts receivable were sold under this facility (December 31, 2015 — $50.0). We continue to collect cash from our customers and remit the cash to the banks when collected.

The successor company in an August 2016 acquisition of one of our significant customers (Successor Customer) has required longer than historical payment terms commencing with orders after October 1, 2016. In connection therewith, we registered for the Successor Customer’s supplier financing program pursuant to which participating suppliers may sell accounts receivable from the Successor Customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At December 31, 2016, we sold $51.4 of accounts receivable under this program (December 31, 2015 — nil). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period.  The third-party bank collects the relevant receivable directly from the Successor Customer.

The accounts receivable sold under both of these arrangements are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

7.             INVENTORIES

We record our inventory provisions, net of valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $2.1 and $12.0 for the fourth quarter and full year 2016, respectively (fourth quarter and full year 2015 — net inventory recoveries of $0.9 and net inventory provisions of $3.8, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.  Our inventory provisions for the fourth quarter and full year 2016 consisted primarily of the write down of our solar panel inventory to net realizable value. During the fourth quarter of 2016, we made the decision to exit the solar panel manufacturing business.  See note 11(a).

8.             CREDIT FACILITIES AND LONG-TERM DEBT

In order to fund a portion of our share repurchases under the $350.0 substantial issuer bid (the SIB) completed in June 2015, we amended our revolving credit facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility from October 2018 to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. We also borrowed an additional $40.0 under the Revolving Facility in the first quarter of 2016 to fund the repurchase of shares under our current normal course issuer bid. During the fourth quarter of 2016, we made a scheduled quarterly principal repayment of $6.25 (full year 2016 — $25.0) under the Term Loan, and a repayment of $25.0 under the Revolving Facility (full year 2016 — $50.0). At December 31, 2016, $227.5 was outstanding under the credit facility, comprised of $15.0 under the Revolving Facility and $212.5 under the Term Loan (December 31, 2015 — $262.5 outstanding, comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan).

The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations as of the period-ends indicated:

	December 31 2015	December 31 2016
Borrowings under the Revolving Facility	$25.0	$15.0
Term Loan	237.5	212.5
Total borrowings under credit facility	262.5	227.5
Less: unamortized debt issuance costs (1)	(1.8)	(1.2)
Finance lease obligations (note 5) (2)	19.0	18.4
	$279.7	$244.7
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations (2)	$29.1	$56.0
Long-term portion of borrowings under credit facility and finance lease obligations	250.6	188.7
	$279.7	$244.7

(1) We incurred debt issuance costs in connection with the amendment of the credit facility in 2015, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

(2) At December 31, 2016, $15.3 of our finance lease obligations relate to manufacturing equipment for our solar panel business. As a result of our exit from this business, we intend to terminate and settle these lease obligations in 2017 and have recorded all remaining payments thereunder as current liabilities on our consolidated balance sheet as at December 31, 2016.  See note 5.

The amounts outstanding under the Revolving Facility are due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. Prepayments are also required under certain circumstances.

The Term Loan requires quarterly principal repayments until its maturity. At December 31, 2016, the remaining mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2017	$25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5
$212.5

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At December 31, 2016, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in the fourth quarter and full year 2016 were $0.4 and $1.4, respectively (fourth quarter and full year 2015 — $0.4 and $1.3, respectively). At December 31, 2016, we had $25.8 (December 31, 2015 — $27.2) outstanding in letters of credit under this facility.

We also have a total of $70.0 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2016 or December 31, 2015.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

9.             CAPITAL STOCK

Share repurchases:

We have repurchased subordinate voting shares in the open market and otherwise in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids. These shares are repurchased either for cancellation or to satisfy obligations under our stock-based compensation plans. As part of the NCIB process, we may enter into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we enter into program share repurchases (PSRs) from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of such PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market under such NCIB to satisfy obligations under our stock-based compensation plans.

In September 2015, we completed an NCIB launched in September 2014 (2014 NCIB), which allowed us to repurchase, at our discretion, up to approximately 10.3 million subordinate voting shares in the open market, or as otherwise permitted. During 2015, prior to its expiry, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR which we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share.

In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We funded the share repurchases with the proceeds of the $250.0 Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 8.

On February 22, 2016, the TSX accepted our notice to launch a new NCIB (2016 NCIB) which was amended in March 2016 to permit PSRs. The 2016 NCIB allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased thereunder to satisfy obligations under our stock-based compensation plans. During 2016, we paid $34.3 (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share,

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

including 2.8 million subordinate voting shares repurchased under a $30.0 PSR funded in March 2016 at a weighted average price of $10.69 per share. We did not repurchase any shares for cancellation during the fourth quarter of 2016. During the fourth quarter of 2016, we repurchased 1.1 million (1.6 million for the full year 2016) subordinate voting shares under the 2016 NCIB to satisfy obligations under our stock-based compensation plans (see below). As of December 31, 2016, up to an additional 5.7 million subordinate voting shares may be repurchased under the 2016 NCIB during the remainder of its term.

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. Under one of our stock-based compensation plans, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2016, we paid $18.2 (including transaction fees) for a broker’s purchase of 1.6 million subordinate voting shares in the open market (under the 2016 NCIB) for awards under our stock-based compensation plans. During 2015, we paid $28.9 (including transaction fees) for a broker’s purchase of 2.5 million subordinate voting shares in the open market (outside of any NCIB period) for awards under our stock-based compensation plans. At December 31, 2016, 1.4 million subordinate voting shares were held for this purpose, having a value of $15.3 (December 31, 2015 — 2.8 million subordinate voting shares with a value of $31.4).

At December 31, 2016, 1.5 million (December 31, 2015 — 1.3 million) deferred share units (DSUs) granted to members of our Board of Directors were outstanding.

For the fourth quarter and full year 2016, we recorded aggregate employee stock-based compensation expense (excluding deferred share unit (DSU) expense) through cost of sales and SG&A of $10.4 and $33.0, respectively (fourth quarter and full year 2015 — $10.8 and $37.6, respectively), and DSU expense (recorded through SG&A) of $0.6 and $2.1, respectively (fourth quarter and full year 2015 — $0.4 and $1.9, respectively). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined financial targets.

During the fourth quarter and full year 2016, we received cash proceeds of $0.8 and $4.1, respectively (fourth quarter and full year 2015 — $0.8 and $3.9, respectively) relating to the exercise of vested employee stock options.

10.          PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Our obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in other comprehensive income (loss) and we subsequently reclassify the amounts to deficit. For 2016, we recognized $17.1 of net actuarial gains, net of tax (2015 — $7.0 of net actuarial loss, net of tax). The net actuarial gains for 2016 arose primarily from better than expected inflationary impacts, as well as changes in demographic assumptions of our U.K. pension plan. We used a measurement date of December 31, 2016 for the accounting valuation of our pension and non-pension post-employment defined benefit plans.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

11.                               OTHER CHARGES

	Three months ended December 31		Year ended December 31
	2015	2016	2015	2016
Restructuring (a)	$2.1	$24.4	$23.9	$31.9
Asset impairment (b)	12.2	—	12.2	—
Pension obligation settlement adjustment	—	—	(0.3)	—
Other (c)	—	1.4	—	(6.4)
	$14.3	$25.8	$35.8	$25.5

(a)                                 Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $24.4 during the fourth quarter of 2016 consisting of employee termination costs resulting from changes to our operating model, and charges (including employee termination costs) related to our decision to exit the solar panel manufacturing business.

Our restructuring charges for the fourth quarter of 2016 consisted of cash charges of $5.4, primarily for employee termination costs relating to our Global Business Services and Organizational Design initiatives, and the closure of our solar panel manufacturing operations, and non-cash charges of $19.0, to write down our solar panel manufacturing equipment at our two solar locations to recoverable amounts. As we intend to sell this equipment, the recoverable amounts were based on their estimated fair values less costs to sell.  We estimated these values based on external inputs, including recent market transactions and third-party estimates. We reduced the carrying value of our solar panel manufacturing equipment to these estimated fair values less costs to sell at the end of 2016. However, the recoverable amounts are subject to adjustment based on the actual results of our sales process. In addition, a substantial portion of this equipment is subject to finance leases. We intend to terminate these leases upon disposition of the equipment thereunder and settle our remaining lease obligations (which as of December 31, 2016 were $15.3) in 2017. Our restructuring charges of $31.9 for the full year 2016 consisted of cash charges of $10.7, primarily for employee termination costs including at our solar panel manufacturing operations and other exited operations, and non-cash charges of $21.2, to write down certain plant assets and equipment to recoverable amounts, including $19.0 related to our solar panel manufacturing business at our two locations. We recorded restructuring charges of $2.1 and $23.9, respectively, for the fourth quarter and full year 2015. Our restructuring charges for the fourth quarter of 2015 consisted of cash charges primarily for employee termination costs. Our restructuring charges for the full year 2015 consisted of cash charges of $19.5, primarily for employee termination costs at various sites, including headcount reductions in certain under-utilized manufacturing sites in higher cost locations, and non-cash charges of $4.4, primarily to write down certain equipment to recoverable amounts. These full year 2015 charges also included costs associated with the consolidation of two of our semiconductor sites in the second quarter of 2015, to reduce the cost structure and improve the margin performance of that business. Our restructuring provision at December 31, 2016 was $6.6 (December 31, 2015 — $10.7) comprised primarily of employee termination costs.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any sublease recoveries from exited sites, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. For leased facilities that we intend to exit, the lease obligation costs represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries. We may engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds received upon the disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(b)                                 Annual impairment assessment:

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable (triggering events). We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to conducting our 2016 annual impairment assessment, we did not identify any triggering event during the course of 2016 indicating that the carrying amount of our assets or CGUs may not be recoverable, other than our decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. In connection therewith, we recorded an impairment loss (as restructuring charges) on our solar panel manufacturing equipment in the fourth quarter of 2016 (see note 11(a)). We reduced the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell.

For our 2016 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, other than the impairment described above, we used cash flow projections based primarily on our plan for 2017 and, to a lesser extent, on our three-year strategic plan and other financial projections. Our plan for 2017 is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of 2016, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for 2017 was approved by management and presented to our Board of Directors in December 2016.

In the fourth quarter of 2016, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined that, other than the write down of our solar panel manufacturing equipment discussed above, there was no impairment as the recoverable amount of our assets and CGUs exceeded their respective carrying values.

In the fourth quarter of 2015, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. Such charges were primarily due to the reduction of our long-term cash flows projections for these CGUs as a result of reduced customer demand and challenging market conditions that we were experiencing in these CGUs at that time, and our assessment of the continued negative impact of these factors on the future profitability of these two CGUs. After recording the 2015 impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair value of its real property at the end of 2015.

We determined the recoverable amount of our CGUs as the greater of its expected value-in-use and its fair value less costs to sell. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our 2016 annual impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2016 assessment, we used cash flow projections ranging from 1 to 7 years (2015 — 3 to 10 years; 2014 — 2 to 9 years) for our CGUs, in line with the remaining useful lives of the CGUs’ essential assets. We generally used our weighted-average cost of capital of approximately 10% (2015 — approximately 8%; 2014 — approximately 10%) to discount our cash flows. For our semiconductor CGU, however, we applied a discount rate of 17% in 2014 through 2016 reflecting the higher risk and continued volatilities inherent with these cash flows, despite the new business awarded to this CGU in the past few years.

As part of our annual impairment assessment of goodwill, we also perform sensitivity analyses for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. Our goodwill balance at December 31, 2016 of $23.2 was comprised of $19.5 (December 31, 2015 — $19.5) attributable to our semiconductor CGU and $3.7 attributable to our Karel acquisition. See note 4. For purposes of our 2016 impairment assessment of our semiconductor CGU, we assumed future revenue growth at an average compound annual growth rate of 7% over a 7-year period (2015 — 9% over an 8-year period), representing the remaining life of the CGU’s most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly above our overall margin performance for the Company in 2016, consistent with the average annual margins we assumed for our 2015

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

impairment analysis. For our 2016 annual impairment analysis, we did not identify any key assumptions where a reasonably possible change would result in material impairments to our semiconductor CGU.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of a CGU could result in impairment losses in such CGU in future periods.

(c)                                  Other:

During the fourth quarter of 2016, we recorded integration and transaction costs totaling $1.4 related to the acquisition of Karel. See note 4. During the full year 2016, we received recoveries of damages of $12.0 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods.  These recoveries were offset in part by the cost to settle an unrelated legal matter during 2016.

12.                               INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.

Our net income tax expense of $8.4 for the fourth quarter of 2016 was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the final reassessments and settlement of tax accounts in connection with the resolution of a transfer pricing matter for one of our Canadian subsidiaries.  In connection therewith, we recorded an income tax recovery of $8 million Canadian dollars (approximately $6 at the exchange rate at the time of recording) during the fourth quarter of 2016, as well as refund interest income of approximately $8 (see note 14 below for further details).  Our income tax expense for the fourth quarter of 2016 was also favorably impacted by a deferred tax recovery of $3.8 related to a change in the recognition of the deferred tax assets in one of our U.S. subsidiaries.  Our income tax expense for the fourth quarter of 2016 was negatively impacted by taxable foreign exchange impacts of $8.6 resulting from the weakening of the Malaysian ringgit and the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Tax Expense).

Our net income tax expense of $24.7 for the full year 2016 was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries.  In connection therewith, we recorded aggregate income tax recoveries of $45 million Canadian dollars (approximately $34 at the exchange rates at the time of recording), as well as aggregate refund interest income of approximately $14.3 (see note 14 below for further details). Our net income tax expense for the full year 2016 was negatively impacted by withholding taxes of $1.5 pertaining to the repatriation of $50.0 from a U.S. subsidiary and deferred tax expense of $8.0 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries. Our net income tax expense for the full year 2016 was also negatively impacted by a Currency Tax Expense of $7.3 (full year 2015 — $12.2).

See note 14 regarding income tax settlements and contingencies.

13.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value as it bears

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2015 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2015. There have been no significant changes to the source of our inputs since December 31, 2015.

Cash and cash equivalents are comprised of the following:

	December 31 2015	December 31 2016
Cash	$476.1	$463.4
Cash equivalents	69.2	93.8
	$545.3	$557.2

Our current portfolio of cash equivalents consist of bank deposits. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2016 a Standard and Poor’s short-term rating of A-1 or above.

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 8. Our borrowings under this facility, which at December 31, 2016 totaled $227.5 (December 31, 2015 — $262.5), expose us to interest rate risk due to potential increases to the specified rates and margins.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Our major currency exposures at December 31, 2016 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2016.

	Canadian dollar	Chinese renminbi	Thai baht
Cash and cash equivalents	$5.1	$12.4	$1.4
Accounts receivable and other financial assets	9.6	18.2	1.5
Accounts payable and certain accrued and other liabilities and provisions	(49.0)	(43.9)	(15.3)
Net financial assets (liabilities)	$(34.3)	$(13.3)	$(12.4)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2016. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Chinese renminbi	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.9	$(0.3)	$0.1
Other comprehensive income	1.1	0.6	0.7
1% Weakening
Net earnings	(0.9)	0.3	(0.1)
Other comprehensive income	(1.0)	(0.6)	(0.7)

At December 31, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$232.5	$0.75	12	$(3.1)
Thai baht	95.6	0.03	12	(1.9)
Malaysian ringgit	46.8	0.24	11	(2.9)
Mexican peso	23.7	0.05	12	(1.3)
British pound	119.4	1.26	4	2.7
Chinese renminbi	77.8	0.15	12	(1.9)
Euro	52.7	1.09	12	0.9
Romanian leu	18.5	0.25	12	(1.1)
Singapore dollar	24.3	0.72	12	(1.0)
Other	5.1			—
Total	$696.4			$(9.6)

At December 31, 2016, the fair value of the outstanding contracts was a net unrealized loss of $9.6 (December 31, 2015 — net unrealized loss of $24.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income (loss) until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2016 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2016, we recorded $5.9 of derivative assets in other current assets, and $15.5 of derivative liabilities in accrued and other current liabilities (December 31, 2015 — $2.8 of derivative assets in other current assets and $26.8 of derivative liabilities in accrued and other current and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

14.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were finally dismissed on January 16, 2017 with no payments by the defendants.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

As previously disclosed, Canadian tax authorities had taken the position that the income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions (Transfer Pricing Matters). In connection therewith, such authorities reassessed tax amounts owed by us, and also imposed limitations on benefits associated with favorable adjustments (Benefits Limitation).  We had appealed this decision and sought resolution of the Transfer Pricing Matters from the relevant Competent Authorities under applicable treaty principles. In the third quarter of 2016, the Canadian and U.S. tax authorities informed us that a mutual conclusion had been reached with respect to the Transfer Pricing Matters, and the Canadian tax authorities withdrew their position, reversing the adjustments for the years 2001 through 2004.  The Canadian tax authorities also reversed the adverse adjustments related to the Benefits Limitation. In connection therewith, in the third quarter of 2016, we recorded a current tax recovery of $37 million Canadian dollars (approximately $29 at the exchange rate at the time of recording) to reverse previously recorded provisions for tax uncertainties related to transfer pricing, as well as refund interest income of $8 million Canadian dollars (approximately $6 at the exchange rate at the time of recording) for cash held on account with the tax authorities in connection with the Transfer Pricing Matters.  With the receipt of the final reassessments and the settlement of tax accounts in connection with the Benefits Limitation and Transfer Pricing Matters in the fourth quarter of 2016, we recorded an additional income tax recovery of $8 million Canadian dollars (approximately $6 at the exchange rate at the time of recording) as well as refund interest income of approximately $11 million Canadian dollars (approximately $8 at the exchange rate at the time of recording).

Canadian tax authorities had also taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses (Canadian Interest Matter), a position which we had previously appealed. In the fourth quarter of 2016, the Canadian tax authorities issued revised reassessments, which primarily had the effect of reducing unrecognized gross deferred tax assets and virtually eliminating the net income tax expense. As the impact of the revised reassessment was nominal, we accepted the revised reassessment and the matter was closed in the fourth quarter of 2016.

As a result of the resolution of the Transfer Pricing Matters, Benefits Limitation and the Canadian Interest Matter, we received $70 million Canadian dollars (approximately $52 at year-end exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and refund interest income as described above. We also received $6 million Canadian dollars (approximately $4 at year-end exchange rates) in January 2017. The aggregate amount of cash refunds received represents the return of all deposits and refund interest in respect of the Canadian tax matters.

The successful pursuit of the assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.